FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005
Commission File Number: 001-14499

Embratel Participações S.A.
(Exact name of the Registrant as specified in the charter)

Embratel Holding Company
(Translation of Registrant’s name into English)

Rua Regente Feijó, 166, Sala 1687-B
Rio de Janeiro, RJ -- Brazil 20060
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....X.....Form 40-F.........
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No...X..
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EMBRATEL PARTICIPAÇÕES S.A.

CNPJ/MF No. 02.558.124/0001-12
NIRE 3330026237-7

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON JANUARY 05, 2005, AT 3 PM

1. DATE, TIME AND PLACE: January 05, 2005, at 3 pm, in the Company’s Registered Offices, located at Rua Regente Feijó, No. 166, suite 1687-B, in the downtown (Centro) district, City and State of Rio de Janeiro.

2. CALL TO MEETING: Notices published, in the manner provided by Article 124 of Brazilian Corporation Law (No. 6404/76), in the December 17, 20 and 21, 2004 editions of editions of Valor Econômico and of Rio de Janeiro Official State Gazette dated. The cited notices were made available to interested parties on the table, with reading and transcription thereof having been waived.

3. ATTENDANCE: Shareholders of EMBRATEL PARTICIPAÇÕES S.A. representing more than 90% (ninety per cent) of the voting capital were present, according to the registrations and signatures contained in the Company’s Shareholders Presence Book. Mr. Isaac Berensztejn was also present in his capacity of representative of the Company’s administration.

4. TABLE: In the manner provided by Article 13 of the Company’s By-Laws, the proceedings were presided over by the President of the Board of Directors, Mr. Carlos Henrique Moreira, who called upon Dr. Antonio Oscar de Carvalho Petersen Filho to serve as Secretary.

5. RESOLUTIONS: 5.1. Unanimous approval was granted by the shareholders present for these Minutes to be drawn up in summary form and that publication hereof be made with omission of the signatures of the shareholders present, as allowed, respectively, by paragraphs §§ 1 and 2 of Art. 130 of Brazilian Corporation Law (No. 6404/76). 5.2. Formal reading of call notice was waived by shareholders present, and unanimous approval was also granted by shareholders present for the increase of Company’s authorized capital limit from 700,000,000,000 (seven hundred billion) shares to 1,000,000,000,000 (one trillion) shares, and corresponding restatement of the caput of art. 6 of Company’s By-Laws, which shall be come effective with the following wording: “Art. 6 - The Company is authorized to increase its corporate capital through resolution of the Board of Directors, whenever the activities and business of the Company thus require it, up to the limit of 1,000,000,000,000 (one trillion) shares, common or preferred, falling to the Board of Directors also to define the conditions to which such issues will be subject.” Upon request of shareholder Mr. José Teixeira de Oliveira, it is stated in these minutes the praiseful remark concerning the initiative of the Company’s administration and of its controlling shareholder to propose such increase to the authorized capital limit, confirming the sound intent of investment in the Company and in the Country. 5.3. Unanimous approval was granted by the shareholders present for the Company’s By-Laws restatement in the form of Annex I. As there was no further business attend to, the proceedings were suspended for the time required to draw up these Minutes. When the session was reopened, the minutes were read, found to be in order and signed by all those present. SIGNATURES: CARLOS HENRIQUE MOREIRA - PRESIDENT OF THE TABLE; ISAAC BERENSZTEJN - VICE-PRESIDENT; ECONOMIC-FINANCIAL DIRECTOR AND INVESTORS RELATIONS DIRECTOR; ANTONIO OSCAR DE CARVALHO PETERSEN FILHO - SECRETARY OF THE TABLE; STARTEL PARTICIPAÇÕES LTDA; NEW STARTEL PARTICIPAÇÕES LTDA.; TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.; THE MASTER TRUST BANK OF JAPAN LTD RE: MTBC400035147; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; JOSÉ TEIXEIRA DE OLIVEIRA; GILBERTO SOUZA ESMERALDO; ALBERTO DE ORLEANS E BRAGANÇA;

I hereby certify that this is a true copy of the minutes drawn up in the appropriate Company’s book.

ANTONIO OSCAR DE CARVALHO PETERSEN FILHO
SECRETARY OF THE TABLE

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 32,466 km of fiber cables.

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The information contained in this document may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including statements regarding the Company’s business, financial, regulatory, environment, strategy, trends and other projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any acquisitions and the integration thereof, risks associated with the international nature of our business, including currency risk and dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This notice does not constitute an offer for sale of securities in Brazil, in the United States or in any other jurisdiction.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2005

EMBRATEL PARTICIPAÇÕES S.A.

By: /s/ Carlos Henrique Moreira
Carlos Henrique Moreira
President and Chief Executive Officer